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                                                                     Exhibit 4.1

                             1997 STOCK OPTION PLAN

Purpose

     The Company's 1997 Stock Option Plan, which is attached hereto as EXHIBIT A, is intended as an incentive and to encourage stock ownership by officers, consultants, directors and certain other key employees of the Company and its subsidiaries in order to increase their proprietary interest in the Company's success and to encourage them to remain in the employ or service of the Company.

Administration

     The 1997 Stock Option Plan is administered by the Compensation Committee (the "Committee"), which is appointed by the Board of Directors, as described in the Plan. The Committee, subject to the provisions of the 1997 Stock Option Plan, in its sole discretion, may grant options under the Plan, and has the power to construe the Plan, to determine all questions thereunder and to adopt and amend such rules and regulations for the administration of the 1997 Stock Option Plan as it may deem desirable.

Eligibility, Grant of Options

     Pursuant to the 1997 Stock Option Plan, key persons of the Company and its subsidiaries who have been selected by the Committee as participants are eligible to receive stock options. In addition, under the 1997 Stock Option Plan, certain directors of the Company who are not employees of the Company may be eligible to receive limited stock options pursuant to a formula grant to be determined and instituted at the discretion of the Committee.

     Options granted under the 1997 Stock Option Plan may be "incentive stock options" ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options ("NQSOs"); provided, however, that ISOs may only be granted to participants who are also employees of the Company and its subsidiaries. The exercise price of the options will be determined by the Committee when the options are granted, subject to a minimum price in the case of ISOs of the Fair Market Value (as defined in the 1997 Stock Option Plan) of the Common Stock on the date of grant and a minimum price in the case of NQSOs of 85% of the Fair Market Value of the Common Stock on the date of grant. Options vest and become exercisable as determined by the Committee. The option exercise price may be paid in cash, by check, by delivery to the Company shares of Common Stock already owned by the option holder for at least six months, or by such other method as the Committee may permit from time to time.

Amount of Shares

     The aggregate number of shares of Common Stock that may be issued pursuant to a stock option under the 1997 Stock Option Plan may not exceed 1,000,000. The maximum number of shares which may be subject to options in any calendar year to an option holder shall not exceed 100,000 shares.

Effect of Change in Control of the Company

     In the event of a Change in Control (as defined in the 1997 Stock Option
Plan) of the Company, all options will become immediately vested and exercisable.


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Term of Options

     No options may be granted under the 1997 Stock Option Plan after September 11, 2007.

Market Value

     The market value of the Common Stock as determined by the closing price of July 15, 1997 was $3.00 per share.

Federal Tax Consequences

     Set forth below is a brief description of the federal income tax consequences applicable to ISOs and NQSOs granted under the 1997 Stock Option Plan.

ISOs

     No taxable income is realized by the optionee upon the grant or exercise of an ISO. If Common Stock is issued to an optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to such optionee, then (1) upon sale of such shares, any amount realized in excess of the option price will be taxed to such optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (2) no deduction will be allowed to the optionee's employer for federal income tax purposes.

     If the Common Stock acquired upon the exercise of an ISO is disposed of prior to the expiration of either holding period described above, generally (1) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the option price paid for such shares, and (2) the optionee's employer will be entitled to deduct such amount for federal income tax purposes if the amount represents an ordinary and necessary business expense. Any further gain (or loss) realized by the optionee will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction by the employer.

     Subject to certain exceptions for disability or death, if an ISO is exercised more than three months following termination of employment, the exercise of the option will generally be taxed as the exercise of an NQSO.

     For purposes of determining whether an optionee is subject to any alternative minimum tax liability, an optionee who exercises an ISO generally would be required to increase his or her alternative minimum taxable income, and compute the tax basis in the stock so acquired, in the same manner as if the optionee had exercised an NQSO. Each optionee is potentially subject to the alternative minimum tax. In substance, a taxpayer is required to pay the higher of his/her alternative minimum tax liability or his/her "regular" income tax liability. As a result, a taxpayer has to determine his/her potential liability under the alternative minimum tax.





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     In general, for purposes of the alternative minimum tax, the exercise of an
ISO will be treated essentially as if it were the exercise of an NQSO. As a result, the rules of Section 83 of the Code relating to transfers of property, including restricted property, will apply in determining the optionee's alternative minimum taxable income. Consequently, an optionee exercising an ISO with respect to unrestricted Common Stock will have income, for purposes of determining the base for the application of the alternative minimum tax, in an amount equal to the spread between the option price for the shares and the fair market value of the shares on the date of exercise.

NQSOs

     With respect to NQSOs: (1) no income is realized by the optionee at the time the Option is granted; (2) generally, at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise, and the optionee's employer is generally entitled to a tax deduction in the same amount subject to applicable tax withholding requirements; and (3) at sale, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Section 162(m) Deductibility Limitation

     Section 162(m) of the Code provides that the deduction by a publicly-held corporation for compensation paid in a taxable year to the chief executive officer and the four other most highly compensated executive officers of the corporation is limited to $1 million per each individual officer. For purposes of Section 162(m) of the Code, compensation which is performance-based is not counted as subject to the deductibility limitation. Income pursuant to options granted is intended to be fully deductible by the Company, by qualifying such income as performance-based compensation and, therefore, exempt from the limitations of Section 162(m) of the Code.

     The foregoing summary with respect to Federal income taxation does not purport to be complete and reference is made to the applicable provisions of the Code.




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